Exhibit 99.1
Olink reports second quarter 2023 financial results

UPPSALA, Sweden, August 9, 2023 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its unaudited financial results for the second quarter ended June 30, 2023.

Highlights
•Second quarter 2023 revenue totaled $29.4 million, representing year over year growth of 7.0% on a reported basis and 7.2% on a constant currency adjusted like-for-like basis
•Total Explore customer installations reached 74, with 11 installations during the second quarter
•Total Signature Q100 placements reached 132, with 15 placements during the second quarter
•Explore revenue of $18.2 accounted for 62% of total second quarter revenue, with Explore Kit revenue totaling $6.0 million, or 33% of total Explore revenues
•Second quarter kits revenue and analysis services revenue represented 36% and 53% of total revenue, respectively
•Second quarter 2023 net loss was $(8.3) million, with adjusted EBITDA of $(11.6) million; compared to second quarter 2022 net loss of $(4.8) million and adjusted EBITDA of $(7.9) million
•Exited second quarter 2023 with a cash balance of $151 million
•Announced the introduction of Explore HT, a transformational solution for high-throughput proteomics delivering significant improvements to throughput, scalability, cost and workflow
•Olink reiterates 2023 full year reported revenue guidance of $192 million to $200 million, representing growth of approximately 37% to 43% on a reported basis, and growth of approximately 38% to 44% on a constant currency basis; and reiterates expectations to return to profitability in 2023, as measured by adjusted EBITDA

“Olink’s second quarter performance saw continued business momentum despite a challenging operating environment,” said Jon Heimer, CEO of Olink. “Our commitment to innovation is exemplified by the launch of Explore HT, which represents a major leap forward in our ability to serve high-plex proteomics customers, and significantly improves upon every major design feature of Explore 3072. With the launch of this highly anticipated product, Olink has further cemented its position as the market leader in proteomics, which drives continued confidence in the outlook for the year.”

Second quarter financial results
“While the timing of some customer orders impacted revenue late in the quarter, our results continued to support our targets for the year,” said Oskar Hjelm, CFO of Olink. "Through a disciplined strategy of focused investment, prudent asset allocation, and strong execution, Olink has laid a strong foundation for continued leadership and robust growth in the quarters and years ahead.”

Total revenue for the second quarter of 2023 was $29.4 million, as compared to $27.5 million for the second quarter of 2022, growing 7% year over year and driven primarily by strength in our kit business.

Second quarter 2023 kits revenue of $10.5 million represented 36% of our total revenue, compared to 26% for the second quarter of 2022; and grew 47% year over year, with both Explore Kits and Target Kits contributing to growth.

Analysis services revenue for the second quarter of 2023 was $15.5 million, as compared to $17.9 million for the second quarter of 2022.

Other revenue was $3.4 million for the second quarter of 2023, as compared to $2.5 million for the second quarter of 2022. Other revenue growth was driven by Signature Q100 placements and other hardware revenue.

By geography, revenue during the second quarter of 2023 was $12.9 million in Americas, $11.9 million in EMEA (including Sweden), and $4.7 million in China and RoW (including Japan).

Exhibit 99.1
Reported gross profit was $17.3 million in the second quarter of 2023, as compared to $17.1 million in the second quarter of 2022. Adjusted gross profit was $18.2 million in the second quarter of 2023, as compared to $17.9 million in the second quarter of 2022.

Reported gross profit margin for kits was 79% for the second quarter of 2023, as compared to 89% for the second quarter of 2022. Adjusted gross profit margin for kits was 81% for the second quarter of 2023, as compared to 91% for the second quarter of 2022.

Reported gross profit margin for analysis services was 52% as compared to 54% in the second quarter of 2022. Adjusted gross profit margin for analysis services was 56% for the second quarter of 2023, as compared to 58% in the second quarter of 2022.

Reported and adjusted gross profit margin for Other was 27% for the second quarter of 2023, as compared to 45% for the second quarter of 2022.

Total operating expenses for the second quarter of 2023 were $36.3 million, as compared to $31.7 million for the second quarter of 2022. The increase was largely due to continued investment into Olink's commercial organization, research and development team expansion, and additional administrative costs.

Net loss was $(8.3) million for the second quarter of 2023 and adjusted EBITDA was $(11.6) million, as compared to a net loss of $(4.8) million and adjusted EBITDA of $(7.9) million for the second quarter of 2022.

Net loss per share for the second quarter of 2023 was $(0.07) based on a weighted average number of outstanding shares of 124,342,715 as compared to a net loss per share of $(0.04) in the second quarter of 2022 based on a weighted average number of outstanding shares of 119,101,120.

2023 guidance
Olink reiterates 2023 full year reported revenue guidance of $192 million to $200 million, representing growth of approximately 37% to 43% on a reported basis, and growth of approximately 38% to 44% on a constant currency basis.

The Company also expects revenues in 2023 will continue to progress along a seasonal pattern that is weighted toward the second half of the year, and fourth quarter specifically. In addition, Olink believes with continued growth and scale up, it will return to profitability in 2023, as measured by adjusted EBITDA.

Webcast and conference call details
Company management will host a conference call to discuss financial results at 8:00 am ET. Investors interested in listening to the conference call are required to register online here. A live webcast of the conference call will be available in the “Events” section of the Company's website at https://investors.olink.com/news-events/events. The webcast will be archived and available for replay for at least 90 days after the event.

Statement regarding use of non IFRS financial measures
We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted gross profit margin by segment, and constant currency revenue growth, may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exhibit 99.1
We are not able to forecast constant currency revenue on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting foreign currency exchange rates and, as a result, are unable to provide a reconciliation to forecasted constant currency revenue.

Investor contact
Jan Medina, CFA
VP Investor Relations & Capital Markets
Mobile: +1 617 802 4157
jan.medina@olink.com

Media contact
Michael B. Gonzales
VP Global Marketing
Mobile: +1 415 308 6467
michael.gonzales@olink.com

Forward-looking statements
This press release contains express or implied “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995 that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2023 revenue outlook, our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “seek,” “plan,” “outlook,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “currently,”“ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Form 20-F for the fiscal year ended December 31, 2022 (Commission file number 001-40277) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink
Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended June 30		Six months ended June 30

Amounts in thousands of U.S. Dollars unless otherwise stated	Note	2023	2022	2023	2022
Revenue	4	29,436	27,514	56,893	50,191
Cost of goods sold		(12,145)	(10,444)	(21,988)	(19,804)
Gross profit		17,292	17,070	34,905	30,387
Selling expenses		(12,608)	(10,588)	(24,602)	(20,053)
Administrative expenses		(15,790)	(13,994)	(32,171)	(28,393)
Research and development expenses		(8,055)	(7,333)	(14,441)	(13,318)
Other operating income		180	239	9	567
Operating loss		(18,981)	(14,606)	(36,300)	(30,810)
Interest income		528	10	606	11
Interest expense		(116)	(135)	(236)	(266)
Foreign exchange, net		7,585	8,714	7,421	10,479
Other finance income		561	—	578	—
Loss before tax		(10,423)	(6,017)	(27,932)	(20,586)
Income tax benefit	5	2,149	1,195	5,701	3,594
Net loss for the period (Attributable to shareholders of the Parent)		(8,274)	(4,822)	(22,231)	(16,992)
Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(21,939)	(41,097)	(18,839)	(52,389)
Other comprehensive loss for the period, net of tax		(21,939)	(41,097)	(18,839)	(52,389)
Total comprehensive loss for the period, net of tax		(30,213)	(45,919)	(41,070)	(69,381)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		(30,213)	(45,919)	(41,070)	(69,381)
Basic and diluted loss per share	9	(0.07)	(0.04)	(0.18)	(0.14)

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of U.S. Dollars	Note	June 30, 2023	December 31, 2022
ASSETS
Non-current assets
Intangible assets		243,784	257,480
Property, plant and equipment		18,013	15,056
Right-of-use asset		8,425	9,891
Deferred tax assets	5	16,335	10,846
Other long-term receivables		407	571
Total non-current assets		286,964	293,844
Current assets
Inventories		51,575	44,246
Trade receivables		30,973	52,743
Other receivables		2,303	2,562
Prepaid expenses and accrued income		7,467	7,786
Cash at bank and in hand		151,217	75,109
Total current assets		243,535	182,446
TOTAL ASSETS		530,499	476,290
EQUITY
Share capital	6	32,221	30,988
Other contributed capital	6	613,783	514,133
Reserves/(Deficit)		(77,426)	(58,588)
Accumulated Deficit		(98,079)	(75,848)
Total equity attributable to shareholders of the Parent		470,498	410,685
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7	6,720	7,322
Deferred tax liabilities	5	20,433	22,196
Total non-current liabilities		27,153	29,518
Current liabilities
Interest-bearing loans and borrowings	7	1,511	2,113
Accounts payable		7,426	6,885
Current tax liabilities		698	1,389
Other current liabilities	10	23,213	25,700
Total current liabilities		32,847	36,086
Total liabilities		60,000	65,605
TOTAL EQUITY AND LIABILITIES		530,499	476,290

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Six months ended June 30
Amounts in thousands of U.S. Dollars	Note	2023	2022
Operating activities
Loss before tax		(27,932)	(20,586)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		8,760	8,794
Net finance income		(8,368)	(10,224)
Loss on sale of assets		35	489
Share-based compensation expense	6	5,017	4,172
Other		26	(49)
Changes in working capital:
Increase in inventories		(9,280)	(11,007)
Decrease in accounts receivable		21,485	14,509
Decrease in other current receivables		259	2,320
Increase in trade payables		876	3,413
Decrease in other current liabilities		(2,101)	(190)
Interest received		606	11
Interest paid		(236)	(266)
Other finance income		578	—
Tax paid		(1,213)	(1,110)
Cash flow used in operating activities		(11,490)	(9,724)
Investing activities
Purchase of intangible assets		(1,177)	(868)
Purchase of property, plant and equipment		(5,581)	(3,356)
Proceeds from sale of property, plant and equipment		5	—
Increase in other non-current financial assets		159	55
Cash flow used in investing activities		(6,595)	(4,169)
Financing activities
Proceeds from issue of share capital	6	100,205	24
Share issue costs	6	(5,026)	—
Payment of principal portion of lease liability		(1,142)	(1,502)
Cash flow from/(used in) financing activities		94,037	(1,478)
Net cash flow during the period		75,952	(15,371)
Cash at bank and in hand at the beginning of the period		75,109	118,096
Net foreign exchange difference		157	(2,884)
Cash at bank and in hand at the end of the period		151,217	99,841

Exhibit 99.1
Reconciliations of adjusted gross profit to gross profit, the most directly comparable IFRS measure, by segment (unaudited):

	Three months ended June 30		Six months ended June 30
Amounts in thousands of U.S. Dollars unless otherwise stated	2023	2022	2023	2022
Kit
Revenue	10,510	7,146	24,044	11,140
Cost of goods sold	(2,222)	(821)	(4,732)	(1,424)
Gross profit	8,288	6,325	19,312	9,716
Gross profit margin	78.9%	88.5%	80.3%	87.2%
Less:
Depreciation charges	179	136	336	268
Share-based compensation expenses	72	27	112	80
Adjusted Gross Profit	8,539	6,488	19,760	10,064
Adjusted Gross Profit %	81.2%	90.8%	82.2%	90.3%

Service
Revenue	15,516	17,885	25,938	34,491
Cost of goods sold	(7,427)	(8,262)	(12,010)	(15,925)
Gross profit	8,089	9,623	13,928	18,566
Gross profit margin	52.1%	53.8%	53.7%	53.8%
Less:
Depreciation charges	550	591	1,100	1,282
Share-based compensation expenses	101	76	155	89
Adjusted Gross Profit	8,740	10,290	15,183	19,937
Adjusted Gross Profit %	56.3%	57.5%	58.5%	57.8%

Corporate / Unallocated
Revenue	3,411	2,483	6,911	4,560
Cost of goods sold	(2,496)	(1,361)	(5,245)	(2,455)
Gross profit	915	1,122	1,666	2,105
Gross profit margin	26.8%	45.2%	24.1%	46.2%
Less:
Depreciation charges	—	—	—	—
Share-based compensation expenses	—	—	—	—
Adjusted Gross Profit	915	1,122	1,666	2,105
Adjusted Gross Profit %	26.8%	45.2%	24.1%	46.2%

Exhibit 99.1
Reconciliation of constant currency revenue growth to revenue growth as reported under IFRS, the most directly comparable IFRS measure (unaudited):

We use the non-IFRS measure of constant currency growth, which we define as our total revenue growth from one fiscal year to the next on a constant currency exchange rate basis. We measure our constant currency revenue growth by applying the current fiscal period’s average exchange rate to the prior year fiscal period.

	Three months ended June 30		Six months ended June 30
Amounts in thousands of U.S. Dollars, unless otherwise stated	2023	2022	2023	2022
Revenue	29,436	27,514	56,893	50,191
Revenue growth (IFRS)	7.0%	56%	13%
Foreign exchange impact	(0.2%)	(6%)	(2%)
Constant currency revenue growth	7.2%	62%	15%

Reconciliation of consolidated adjusted gross profit to gross profit, the most directly comparable IFRS measure (unaudited):

	Three months ended June 30		Six months ended June 30
Amounts in thousands of U.S. Dollars, unless otherwise stated	2023	2022	2023	2022
Revenue	29,436	27,514	56,893	50,191
Cost of goods sold	(12,145)	(10,444)	(21,988)	(19,804)
Gross Profit	17,292	17,070	34,905	30,387
Gross Profit %	58.7%	62.0%	61.4%	60.5%
Less:
Depreciation charges	729	727	1,436	1,550
Share-based compensation expenses	173	103	267	169
Adjusted Gross Profit	18,193	17,900	36,608	32,106
Adjusted Gross Profit %	61.8%	65.1%	64.3%	64.0%

Reconciliation of adjusted EBITDA to operating loss, the most directly comparable IFRS measure (unaudited):

	Three months ended June 30		Six months ended June 30

Amounts in thousands of U.S. Dollars	2023	2022	2023	2022
Operating income/(loss)	(18,981)	(14,606)	(36,300)	(30,810)
Add:
Amortization	2,763	2,847	5,497	5,822
Depreciation	1,677	1,510	3,263	2,972
EBITDA	(14,540)	(10,249)	(27,540)	(22,016)
Management Adjustments	5	321	1,505	765
Share-based compensation expenses	2,913	1,992	5,017	4,190
Adjusted EBITDA	(11,622)	(7,936)	(21,017)	(17,061)